Ms. Pearlyne Paulemon and Ms. Pamela Howell

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

January 9, 2024

RE: Comment Letter Dated January 3, 2024 for Groundfloor Finance Inc. Form 1-A.

Ms. Paulemon and Ms. Howell,

This letter is in response to your above-referenced correspondence and our subsequent telephone conversation on January 4, 2004. In the correspondence, the following comment is presented:

“Form 1-A POS filed December 12, 2023

1.       We note you are seeking to offer an additional $19,997,330 in LROs, bringing the total aggregate offering amount for the last twelve months beyond the $75 million offering cap under Rule 251(a)(2) of Regulation A. Please revise or advise us how you believe you comply with the aggregate offering price cap in Rule 251(a)(2).”

Pursuant to the abovementioned correspondence letter, the Company respectfully submits the following information. Item 4 of Part I of Form 1-A requires the disclosure of certain information related to the dollar amount of presently offered securities and previously sold securities. The following table summarizes the information for the currently pending Post Qualification Amendment on Form 1-A, as well as the previous four qualified Post Qualification Amendments on Form 1-A, as of January 9, 2023.

	File Number	Amount Qualified ($)	Date PQA Qualified	Amount Sold ($)	Amount Offered ($)	Unsold Offering Amount ($)
PQA 1	024-10753	29,992,600.00	02/23/2023	14,000,000.00	15,992,600.00	0.00
PQA 2	024-10753	19,996,960.00	06/02/2023	10,540,000.00	9,456,960.00	0.00
PQA 3	024-10753	19,999,110.00	10/16/2023	8,434,720.00	9,999,110.00	1,565,280.00
PQA 4	024-10753	19,997,330.00
Total ($)		89,986,000.00		32,974,720.00	35,448,670.00

As disclosed in Item 4 of Part I of the Post Qualification Amendment No. 4 filed on December 12, 2023, the total amount of securities sold in the past 12 months, combined with the amount sought for qualification, is an aggregate of $52,972,050.00, below the $75,000,000 offering and sales maximum pursuant to Rule 251(a)(2) of Regulation A. The dollar amount of securities removed from sale is the dollar amount of securities that have been qualified but will not be sold pursuant to the Offering Statement. Similar corresponding disclosure has been made to the body of the Offering Circular.

Should you or the Staff have questions, please contact me at 202-758-8041 or Brian Korn at 212-790-6325.

Thank you.

Nick Bhargava

Groundfloor Finance Inc.